Independent Auditors' Consent

The Plan Administrator
Capital Accumulation Plan
  for Employees of PFF Bank & Trust:

We consent to the incorporation by reference in the registration statements (No. 333-20337 and No. 333-65816) on Form S-8 of PFF Bancorp, Inc. of our report dated May 30, 2003 with respect to the statement of net assets available for benefits of the Capital Accumulation Plan for Employees of PFF Bank & Trust as of December 31, 2002 and 2001, the related statement of changes in net assets available for benefits for the years then ended and the supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Capital Accumulation Plan for Employees of PFF Bank & Trust.

/s/ KPMG LLP

Los Angeles, California
June 25, 2003